Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Dated May 26, 2017

(To Preliminary Prospectus dated May 24, 2017)

Registration Statement No. 333-209955

Free Writing Prospectus

Transcript of Hunting Dog Capital Corp.

Marketing Video

On May 26, 2017, Hunting Dog Capital Corp. made available on its website, www.hdcap.com, a video featuring an animation and voiceover. A transcript of the video is set forth below.

Information on, or accessible through, the Hunting Dog Capital Corp. website or any of the websites cited in either the video or transcript is not part of this Free Writing Prospectus, nor is it part of the preliminary prospectus or registration statement.

This is Ken. In 1998, Ken and his partner bought two bike stores near San Francisco with the dream of adding stores throughout the Bay Area. By securing relationships with leading brands and developing the best customer experience, Ken has grown Mike’s Bikes to 11 locations.

When Ken needed the right amount of flexible financing to make Mike’s Bikes more profitable, open additional locations and sell more bikes, he turned to Hunting Dog Capital. Hunting Dog provided the right blend of growth financing for Ken, when he needed it most, to help him expand Mike’s Bikes, while preserving his ownership.

We started Hunting Dog Capital to achieve two goals. First, to create a better way for lower-middle market companies around the US such as Mike’s Bikes, to finance their growing businesses.

Second, to provide favorable risk-adjusted returns for our investors.

The question is how?

First, we assembled a top-notch team of experienced professionals who understand the needs of our clients. Helping lower-middle market companies succeed requires flexibility, and the experience to make adjustments when circumstances change.

Second, we are not a bank. So, we can structure financing to maximize the amount of funds our clients can utilize in their businesses, while we protect our investors.

The result: Just like Ken, dozens of business owners across the country, in multiple industry sectors, have grown their businesses, while preserving what matters most: Their ownership.

We focus on the lower middle-market, which covers over 320,000 businesses with revenues between 5 & 50 million dollars. This includes wholesalers, distributors, manufacturers and many others, like Mike’s Bikes, all of whom represent a segment we believe is underserved by traditional sources of financing.

In order to find the best transactions in this market segment, we developed a proprietary database that we’ve grown over ten years to approximately 7,000 advisors today. By developing relationships with these professionals and not limiting our financing strategy by geography or industry, we are able to see hundreds of opportunities every year.

If you or someone you know owns a business that is looking to grow, please contact one of our professionals. Hunting Dog Capital, intelligent growth capital for the lower middle-market.

Hunting Dog Capital Corp. (the “Company”) has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the initial public offering of shares of the Company’s common stock. The registration statement has not yet become effective. Shares of the Company’s common stock may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Before you invest, you should read the preliminary prospectus in that registration statement (including the risk factors described therein) and other documents the Company has filed with the Securities and Exchange Commission for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. The preliminary prospectus, dated May 24, 2017, is available on the SEC web site at https://www.sec.gov/Archives/edgar/data/1652761/000114420417029295/v466086_s1a.htm. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it by calling Joseph Gunnar & Co., LLC, Prospectus Department, at +1 (212) 440-9600.